Exhibit 17.1

Manzo Mario

Corso Re Umberto

23 10128 Torino

mmanzo59@pec.libero.it

Mobile: +393351319373

Date: June 13th, 2026

To: The Board of Directors

Ulixe Corp

199 Eat Peral Avenue, suite 103, Post ofiice BOX 4430,

Jackson Wyoming 83001

Via Email with Read Receipt & Certified Mail

Subject: Immediate Resignation as Director for Cause

Dear Members of the Board,

I hereby resign from my position as Director of Ulixe Corp, effective immediately upon delivery of this letter.

This resignation is for cause due to the Company’s material failure to meet basic governance and legal obligations required of an SEC reporting and OTC-quoted entity. These failures prevent me from fulfilling my fiduciary duties and expose me to undue personal liability. Specifically:

1.	The Company has failed to provide any Directors & Officers liability insurance, despite my service as director of a public company.

2.	No director agreement, compensation terms, or indemnification agreement was ever provided or executed.

3.	The Company has not provided in the last months financial statements, 2025 subsidiary data, or management information required to oversee corporate affairs.

4.	The Company is not current with OTC Markets and SEC reporting obligations, including timely filings.

Under these circumstances, continued service would constitute a breach of my duties of care and loyalty. I demand that the Company file a Form 8-K under Item 5.02 within 4 business days accurately disclosing my resignation and the reasons stated herein.

I expect written confirmation of:

1.	Effective date of resignation.

2.	Indemnification for all actions taken in good faith during my tenure, per bylaws and applicable law.

3.	Immediate revocation of all system, data, and bank account access.

Thank you very much for your kind attention,

Sincerely,

/s/ Mario Manzo
Mario Manzo